SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT	OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2002.

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from                             to                              .

Commission file number: 21859.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Factory Card Outlet of America, Ltd. Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Factory Card & Party Outlet Corp.

2727 Diehl Road

Naperville, Illinois 60563

Required Information

Item 4

In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the fiscal years ended December 31, 2002 and December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

Date: June 27, 2003	FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

	By:	/s/ JAMES D. CONSTANTINE
James D. Constantine 401(k) Committee Member

	By:	/s/ MICHAEL PERRI
Michael Perri 401(k) Committee Member

	By:	/s/ TIMOTHY J. BENSON
Timothy J. Benson 401(k) Committee Member

	By:	/s/ DEBRA A. SMETANA
Debra A. Smetana 401(k) Committee Member

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

Supplemental Schedules not listed are omitted due to the absence of conditions under which they are required.

Independent Auditors’ Report

To the 401(k) Committee of

Factory Card Outlet of America, Ltd. Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Factory Card Outlet of America, Ltd. Incentive Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Chicago, Illinois

June 4, 2003

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Participant-directed investments—at fair value	$4,899,631	$4,583,493
Participant loans	137,156	150,213

	5,036,787	4,733,706

Receivables:
Employer contributions	8,126	8,335
Participant contributions	29,363	25,004

	37,489	33,339

Total assets	5,074,276	4,767,045

LIABILITIES:
Contributions refundable	58,182	—

Total liabilities	58,182	—

NET ASSETS AVAILABLE FOR BENEFITS	$5,016,094	$4,767,045

See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Contributions:
Employer contributions	$216,344
Participant contributions	721,996
Rollover contributions	666

Total additions	939,006
DEDUCTIONS:
Investment gain (loss):
Net depreciation in fair value of investments	(485,254)
Dividends and distributions from Mutual Funds	58,878
Interest income	86,637

Net investment loss	(339,739)
Benefits paid to participants	(220,120)
Refund of excess participant contributions	(126,426)
Hardship withdrawls	(3,672)

Total deductions	(689,957)

INCREASE IN NET ASSETS	249,049
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,767,045

End of year	$5,016,094

See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Factory Card Outlet of America, Ltd. Incentive Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees, except those governed by a collective bargaining agreement, of Factory Card Outlet of America, Ltd. (the ”Company”) who have six months of service and are twenty-one years of age. The Company controls and manages the operation and administration of the Plan. Franklin Templeton serves as the trustee and investment manager of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may elect to contribute from one (1%) to thirteen percent (13%) of their pre-tax annual compensation, as defined in the Plan. The Company may make matching contributions equal to a discretionary percentage, determined by the Company, of participants’ salary reductions. Generally, only those participants who have made salary reduction contributions in the current year and have completed 1,000 hours of service will receive a matching contribution. In 2002, the Company discretionary match was at the rate of 33% of the first six percent (6%) of a participant’s salary reduction contribution. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

A discretionary base contribution may be made by the Company only if it has current or accumulated net profits. The Company determines the amount, if any, and the 401(k) Committee allocates this contribution to the accounts of participants who were employed by the Company on the last day of the Plan year. The base contribution is allocated in proportion to each participant’s compensation for the Plan year in relation to the total compensation of all participants for the Plan year. No discretionary base contribution was made in 2002.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary base contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds as investment options for participants. Participants were able to direct contributions into Factory Card Outlet Corp. (“Predecessor Company”) common stock until 1999 when trading in the stock was suspended due to the Company filing for bankruptcy. New Factory Card & Party Outlet Corp. (“Successor Company”)

common stock was issued on May 17, 2002, but participants are still not given the option of directing the investment of their contributions into the new common stock.

Vesting—Participants are vested immediately in their contributions, employer discretionary match and actual earnings thereon. Discretionary base contributions made by the Company are vested incrementally over five years.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the time of issuance plus 1% as determined by the Plan administrator. Loans are repaid through payroll deductions.

Forfeitures—The non-vested portion of amounts which are forfeited are allocated among the remaining participants in the Plan. As of the last day of each plan year, the forfeitures are allocated among the remaining participants in the Plan in the ratio of each participant’s compensation during the year to the total plan compensation during the year.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses—Administrative expenses of the Plan are paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $11,413 and $58,551 at December 31, 2002 and 2001, respectively.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
Franklin Templeton investment funds:
Stable Value Fund	$1,598,038	$1,328,373
U.S. Government Securities Fund	691,811	544,342
Mutual Qualified Fund	564,717	556,332
Balance Sheet Investment Fund	454,275	425,976
Growth and Income Fund	931,741	1,145,602

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $485,254, as follows:

Factory Card Outlet Unitized Stock Fund	$2,013
Franklin Templeton investment funds:
U.S. Government Securities Fund	15,595
Mutual Qualified Fund	(92,660)
Growth and Income Fund	(300,931)
Balance Sheet Investment Fund	(34,927)
Foreign Fund	(16,149)
Conservative Target Fund	(6,960)
Moderate Target Fund	(18,426)
Growth Target Fund	(32,809)

Net depreciation in fair value of investments	$(485,254)

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated April 1994, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

Participant Loans and investment in Factory Card & Party Outlet Corp. common stock are considered party-in-interest transactions. Certain Plan investments are shares of mutual funds managed by the Plan trustee. These transactions are party-in-interest transactions.

7.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted the June 7, 2002 participant contributions of $23,525 to the trustee on July 29, 2002, which was later than required by D.O.L. Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

8.	REORGANIZATION, CHAPTER 11 FILING

The Company and its parent filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the Bankruptcy Code) on March 23, 1999 (petition date). In September 1999, the Company announced that it received notification that the NASDAQ’s staff had delisted the Company’s common stock from the NASDAQ National Market effective September 1, 1999. As a result of the Chapter 11 filing, plan participant investments in Factory Card Outlet Corp. common stock fund were suspended.

Subsequent to this filing, the Company negotiated a reorganization plan that resulted in the execution of a plan of reorganization that was filed with the bankruptcy court on February 25, 2002. The bankruptcy court confirmed the plan of reorganization on March 20, 2002.

On April 9, 2002, the Company emerged from bankruptcy. As a result, 75 thousand shares of common stock were reissued to holders of the delisted common stock; 1.35 million shares of common stock were issued to creditors; and 75 thousand restricted shares of common stock were issued to management.

******

SUPPLEMENTAL SCHEDULES

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

STATEMENT OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Factory Card & Party Outlet Corp. Unitized Stock Fund	Company Stock	$10,064
*Franklin Templeton Investment Funds:
Balance Sheet Investment Fund	Registered Investment Company	454,275
Conservative Target Fund	Registered Investment Company	116,528
Foreign Fund	Registered Investment Company	144,075
Growth and Income Fund	Registered Investment Company	931,741
Growth Target Fund	Registered Investment Company	198,130
Moderate Target Fund	Registered Investment Company	190,252
Mutual Qualified Fund	Registered Investment Company	564,717
Stable Value Fund	Registered Investment Company	1,598,038
U.S. Government Securities Fund	Registered Investment Company	691,811
*Participant Loans	Participant loans (maturing 2003 to 2007 at interest rates of 5.75% to 10.5%)	137,156

Total		$5,036,787

*	Represents a party-in-interest as defined by ERISA.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

SCHEDULE OF NON-EXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to plan	Description of Transaction	Amount Of Loan	Amount of Interest
Factory Card Outlet of America, Ltd.	Employer	Deemed loan to the Company. Employee deferrals for payroll dated June 7, 2002, were remitted to the trustee on July 29, 2002, imputed interest rate of 6%	$23,525	$27

		Interest on the interest incurred from loan resulting from nonpayment within 2002 Plan year		$1